Steven B. Stokdyk	633 West Fifth Street, Suite 4000
(213) 891-7421	Los Angeles, California 90071-2007
steven.stokdyk@lw.com	Tel: +213.485.1234 Fax: +213.891.8763
www.lw.com

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File No. 039821-0004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Tenet Healthcare Corporation, Inc. Definitive Proxy Statement

Dear Mr. Buchmiller:

On behalf of Tenet Healthcare Corporation, Inc. (“Tenet” or the “Company”), we confirm receipt of the letter dated August 21, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to its 2006 Definitive Proxy Statement (the “Proxy Statement”).  We are responding on behalf of the Company to the Staff’s comments.  Caitlin Larsen, Vice President and Assistant General Counsel of the Company, previously spoke with Tim Buchmiller regarding timing of the Company’s responses.  As per those conversations, the Company is responding to the majority of the Staff’s comments at this time and will provide responses to the outstanding comments as soon as practicable.  The Staff’s comments are set forth below in italics, followed by the Company’s response.  Defined terms used herein and not defined herein have the meanings set forth in the Proxy Statement.

Director Independence, page 9

1.             You disclose that the board reviews any interests a director may have that would preclude the board from determining that the director had no material relationship with the company.  Please provide greater detail so as to fully describe the nature of any such transactions, relationships or arrangements considered by the board in making the independence determinations.  Please see Instruction 3 to Item 407(a)(3) of Regulation S-K.

In addition to the matters disclosed, the Board also reviewed payments made by the Company for products and/or services to entities on whose boards its directors serve.  The Company will provide this additional detail in future filings.

Director Compensation Table, page 15

2.             Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis.  Refer to the Instruction to Item 402(k) of Regulation S-K.

Under SFAS No. 123(R), assumptions are used in the valuation of option awards, but not in the valuation of stock awards.   The Company’s directors have not received compensation in the form of options since August 2004 (see page 17 of the Proxy Statement.).  All such options previously granted were fully vested and fully recognized for financial reporting purposes at the time of grant.   Therefore, there are no option grants currently required to be disclosed or valued in the Director Compensation Table.  The Company believes its disclosure is compliant with Item 402(k)(2)(iv) including the Instruction to that Item and the Company will continue to monitor compliance in future filings.

Compensation Discussion and Analysis, page 20

3.             Please expand your Compensation Discussion and Analysis to discuss how specific forms of compensation are structured and implemented to reflect your named executive officer’s individual performance describing the elements of individual performance that are taken into account in determining compensation.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

The policies and principles utilized by the Compensation Committee in determining each element of executive pay are disclosed in the Company’s Compensation Discussion & Analysis, along with the Committee’s 2006 compensation decisions.  The Committee has discretion to deviate from a strict application of its compensation policies with respect to base salary and equity grants in order to take into account individual performance when it believes such a deviation is warranted.  Where individual performance caused a material deviation from the described 2006 executive compensation policies and principles, the elements of individual performance and their impact on compensation are discussed in the Proxy Statement.  In 2006, the Committee exercised this discretion only with respect to Mr. Jennings and Mr. Urbanowicz.  The impact of individual performance on salary increases and equity grants to Mr. Jennings and Mr. Urbanowicz in 2006 is described on pages 34 and 35 of the Proxy Statement.  The Company will continue to disclose material information regarding the elements of individual performance that are taken into account in compensation decisions in future filings.

4.             Your disclosure under “Annual Performance Review and Compensation Process” on page 22 indicates that during January and February of each year you set goals for the current year.  Please expand your Compensation Discussion and Analysis to include a discussion of the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various elements of your compensation program.  Refer to the text of Securities Act Release 33-8732A, marked by footnote 86.

The annual performance review process described on page 22 involves the development of individual goals, rather than Company-wide goals set by management or the Compensation Committee.  These goals are individually tailored and, as disclosed, provide a framework for coaching, performance improvement and career progression.  They are different from the goals that affect awards of cash bonuses under the Company’s Annual Incentive Plan, which are described on pages 24-26 of the Proxy Statement and will be discussed in response to comment 8 below.  Achievement of the individual goals had no impact on the compensation for executives during 2006 other than as discussed on pages 34 and 35 of the Proxy Statement, as described above in response to comment 3.  In addition, there is no expectation that achievement of the individual goals will have an impact on the compensation for executives during 2007 or in the future, but it is possible that they may be taken into account in individual circumstances, which would then be disclosed.  As a result, the Company does not believe that these individual goals are material to an understanding of executive compensation.  The Company will clarify this discussion in future filings.

5.             We note that the Compensation Committee used “tally sheets” summarizing the compensation of each named executive officer.  Please add disclosure addressing the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers.  The Committee’s analysis of the tally sheets and how it resulted in specific awards should be described in complete detail.

The information in the tally sheets comprised the categories of compensation information expected to be disclosed in the Summary Compensation Table.  Because the tally sheets were prepared in August 2006, some of the information was preliminary and differed from the information in the filed Proxy Statement to the extent that final computation of some numbers may have varied slightly from the preliminary information provided to the Committee.  As stated on page 24 of the Proxy Statement in the section entitled “Base Pay,” the Committee reviewed the compensation information in the tally sheets in connection with its review of executive salaries in the fall of 2006.  Review of the tally sheets enabled the Committee to make decisions regarding 2007 salaries in light of the value of each element of each Named Executive Officer’s 2006 compensation and the mix of compensation elements in the aggregate and for each individual.  The Committee also used the information in the tally sheets to test the impact of various levels of future Company performance on long-term compensation over time.  The Company will clarify the nature of tally sheets and their use by the Committee in future filings.

6.             We see from your Summary Compensation Table that your Chief Executive Officer received stock and option awards that were significantly more valuable than those received by your other named executive officers.  Given this disparity, please include a more detailed discussion of how and why the equity incentives granted to your Chief Executive Officer differ from the incentives granted to the other named executive officers.  If policies or decisions applicable to a named executive officer are materially different from those applicable to the other officers, this should be discussed on an individualized basis.  Refer to Section II.B.1 of Commission Release No. 33-8732A.

Response to this comment will require consultation with members of the Compensation Committee at their next meeting scheduled for November 8, 2007. Therefore, the Company’s response to this comment is forthcoming.

Role of the Compensation Committee, page 22

7.             With respect to the engagement of Frederic W. Cook and Co., please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

The Compensation Committee has a formal retainer agreement with its independent compensation consultant that outlines the general terms and conditions of the consultant’s services to the Committee, which include advising on the reasonableness of the Company’s compensation levels in comparison with those of other similarly situated companies and on the appropriateness of compensation program structure in supporting the Company’s business objectives.  The consultant reports to and works directly with the Committee and does no work for management without the Committee’s advance knowledge and approval.

As described in the Company’s Proxy Statement at pages 22 through 27, the Committee asks its independent compensation consultant to provide it information each year on the pay practices of the peer companies, as well as additional market comparison survey data.  The Committee asks the consultant to provide information on peer company practices, and additional market data, with respect to base pay, target bonus levels and equity grants and to provide recommendations to the Committee on each of these pay elements for each Named Executive Officer based on the peer company practice.

In addition, in 2006, the Committee asked its independent compensation consultant to suggest terms and conditions for the Executive Severance Plan described on pages 30 to 32 of the Proxy Statement.  In 2007, the Committee also asked its independent compensation consultant to provide it with examples of bonus clawback provisions used by other large public companies, so that the Committee could use these examples in drafting the Company’s bonus clawback provision for its Annual Incentive Plan, which was approved by the Company’s shareholders in 2007.  Also in 2007, the Committee asked its consultant to provide it with market data and suggestions with respect to structuring performance-based equity compensation.  The Committee used this data in approving the performance-based equity grants described on page 27 of the Proxy Statement.  The Company will provide this additional detail in future filings.

Performance Based Bonus, page 24

8.             You disclose that you have established specific goals in connection with the calculation of the amounts to be awarded as performance based bonuses under the Annual Incentive Plan.  Please disclose the specific goals and the weighting and measurement process associated with those goals.  To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 3.04 of the Item 4.02 of Regulation S-K Interpretations available on our website at www.sec.gov.  In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response to this comment will require consultation with members of the Compensation Committee at their next meeting scheduled for November 8, 2007.  Therefore, the Company’s response to this comment is forthcoming.

Equity Incentive Plan Compensation, page 26

9.             You disclose that you use a market value transfer methodology to determine the aggregate pool of grants of equity compensation available each year and that the Committee approves the aggregate market value transfer for your equity awards based on the median of peer company aggregate market value transfer.  Please disclose the percentage of the market value that you transferred under your equity plans.

In 2006, the Compensation Committee approved an aggregate pool of equity awards consistent with that of the Company’s peer companies and with the Committee’s overall compensation objectives.  This resulted in an aggregate pool of grants to employees in an amount equal to 1.05% of market value, measured as a percentage of market capitalization as of February 2006.  This value is subject to fluctuation and the value at year-end can be determined by reference to the Financial Statements, including Note 7, in the Company’s Annual Report on Form 10-K.  The Company will provide this additional detail regarding Compensation Committee decisions in future filings.

Severance Benefits Related to a Change of Control, page 31

10.          We note that as a condition to receiving any severance benefits under the ESP, each executive will be required to execute a severance agreement and general release that will contain restrictive covenants regarding non-compensation, confidentiality, non-disparagement and non-solicitation.  As required by Item 402(j)(4) of Regulation S-K, please disclose the duration of such agreements and provisions regarding the waiver of breach of such agreements.

Provisions in the ESP and related severance agreements regarding non-competition, confidentiality, non-disparagement and non-solicitation as a condition of receipt of severance benefits under the ESP remain in effect for the period during which the severed executive is entitled to receive severance payments.  There are no provisions regarding waiver of breach of any such agreements or provisions.  The Company will add this disclosure in future filings.

11.          We note from your disclosure under “Potential Payments Upon Termination or Change of Control” beginning on page 46 that the amounts payable upon non-cause termination without, or after, a change in control vary for your named executive officers, ranging from two to three year periods.  Please discuss and analyze how these periods were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers.

The severance periods for the Company’s Named Executive Officers under its ESP were determined by the Compensation Committee based on (a) past Company practice, (b) competitive data regarding the severance periods in place for executives of similar sized companies provided by the Committee’s independent outside compensation consultant, and (c) the Committee’s analysis of the future financial impact of various severance payout scenarios on each of these executives and on the Company.  The Company will add this disclosure in future filings.

Summary Compensation Table, page 37

12.          We note that Mr. Pullen served as interim Chief Financial Officer during 2006.  As such, the disclosure regarding Mr. Pullen’s compensation for 2006 should be considered as being made pursuant to Item 402(a)(3)(ii) of Regulation S-K.  Please revise your disclosure to include your three most highly compensated executive officers other than your principal executive officer and principal financial officer who were serving as executives at the end of 2006.  Refer to Item 402(a)(3)(iii) of Regulation S-K.

Mr. Porter was the Company’s principal financial officer at the end of 2006 and disclosure regarding his compensation is made under Item 402(a)(3)(ii).  Mr. Pullen was the Company’s principal financial officer during part of 2006 and was an executive officer (other than the PEO and PFO) at the end of 2006, and therefore disclosure regarding his compensation is made under Items 402(a)(3)(ii) and (iii).  Accordingly, the Company believes no revisions are necessary.

13.          To the extent applicable, please identify and quantify the various items that are aggregated under “All Other Compensation.” Refer to Instructions 3 and 4 to Item 402(c)(2)(ix).

Items disclosed in the Summary Compensation Table under “All Other Compensation” are identified and quantified as required by Item 402(c)(2)(ix), including Instructions 3 and 4.  (Please see footnotes 5, 7, 10, 13, 14 and 16 to the Summary Compensation Table.)  Accordingly, the Company believes no revisions are necessary.

Grants of Plan-Based Awards Table, page 39

14.          It appears that the performance based bonuses payable under your Annual Incentive Plan should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K.  Please revise as appropriate.

The Company will add the requested disclosure to the Grants of Plan-Based Awards Table in future filings.

* * * * * * * * *

As requested by the Staff, the Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter via EDGAR and also faxing it to you.  If you have any questions or comments regarding this response letter, please do not hesitate to contact me at (213) 891-7421.

Sincerely,

/s/ STEVEN B. STOKDYK

Steven B. Stokdyk
of LATHAM & WATKINS LLP